Room 4561

September 21, 2006

Mr. Carl Bass
Chief Executive Officer
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

> **Re:** **Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2006**
> **Filed March 30, 2006**
> **Form 10-Q for the Quarterly Period Ended April 30, 2006**
> **Filed June 6, 2006**
> **Form 8-K Filed May 18, 2006**
> **Form 8-K Filed August 17, 2006**
> **File No. 0-14338**

Dear Mr. Bass:

We have reviewed your response letter dated September 1, 2006 and have the following comment. We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed August 17, 2006

1.   We note the disclosures in your Form 8-K dated August 17, 2006 regarding the voluntary review of your historical stock option granting practices and related accounting. Please tell us the current status of your review and explain what consideration you have given, to date, of the accounting and disclosure implications of SFAS No. 5, "Accounting for Contingencies" and FIN 14, "Reasonable Estimation of the Amount of a Loss." In addition, tell us what consideration you gave to providing disclosure, in your Form 8-K filed on August 17 or subsequent filings, of this issue's potential impact on the qualification of the Company's stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

        You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

                                Very truly yours,

                                Brad Skinner
                                Accounting Branch Chief